Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated August 11, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: August 11, 2016	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President and
Corporate Controller

Aegon maintains solid capital ratio despite volatile markets in Q2 2016

Underlying earnings impacted by adverse claims experience; net loss driven by UK annuity book divestment

●	Underlying earnings amount to EUR 435 million; higher earnings from Europe more than offset by the Americas mainly due to adverse claims experience, low interest rates and lower variable annuity earnings
●	Fair value items loss of EUR 378 million, mostly driven by the impact of low interest rates on hedging programs
●	Net loss of EUR 385 million due to book loss on divestment of UK annuity book and fair value items
●	Return on equity of 6.8%

Continued strong sales from deposit businesses; decline in life sales reflects continued focus on profitability

●	Gross deposits at high level of EUR 23 billion driven by US retirement plans, asset management and savings deposits in the Netherlands; net deposits, excluding run-off businesses, of EUR 1.2 billion
●	New life sales decline 11% to EUR 244 million as a result of focus on profitability
●	Accident & health and general insurance sales down 9% to EUR 226 million, mainly from lower production in US
●	Market consistent value of new business decreases to EUR 100 million due to lower life sales and interest rates

Capital position remains solid as a result of management actions; interim dividend increased by 8%

●	Solvency II ratio increased to an estimated 158%, as capital generation and management actions, including UK annuity book divestment, offset adverse market impacts
●	Capital generation of EUR 0.9 billion; EUR 0.3 billion excluding market impacts and one-time items
●	Holding excess capital up to EUR 1.1 billion as net dividends received from the units more than offset capital return to shareholders and holding expenses
●	Gross leverage ratio increases to 29.6% driven by capital return to shareholders and net loss
●	Interim dividend increases 8% to EUR 0.13 per share; intention to neutralize dilutive effect of stock dividend

Statement of Alex Wynaendts, CEO

“While I am pleased with the development of our capital position, our second quarter results did not meet our expectations. Earnings were affected by exceptionally low interest rates, adverse claims experience in our life and health businesses in the US, and the book loss from the divestment of our UK annuity portfolio. We are implementing further measures to improve earnings going forward – including accelerating our ambitious expense savings program currently under way across our company.

“Management actions during the second quarter resulted in an improvement to Aegon’s capital position. These led to a substantial benefit in the Netherlands and included divesting our annuity portfolio in the UK, which was clearly in the best strategic and financial interests of our company.

“We are pleased by the strong gross deposits, an indication that we are successfully repositioning our businesses and providing attractive solutions to an expanding customer base. Moreover, the acquisition of BlackRock’s Defined Contribution platform and today’s announcement of the acquisition of Cofunds positions our UK business as the leader in the fast growing digital platform market.

“Reflecting the continued strength of our balance sheet and our commitment to provide attractive returns to our shareholders, we are announcing an increase in our interim dividend to 13 cents per share.”

Key performance indicators
EUR millions 11b,11c	Notes	Q2 2016	Q1 2016	%	Q2 2015	%	YTD 2016	YTD 2015%

Underlying earnings before tax	1	435	462	(6)	505	(14)	897	937	(4)

Net income / (loss)		(385)	143	-	319	-	(242)	608	-

Sales	2	2,765	3,560	(22)	2,335	18	6,324	4,960	27

Market consistent value of new business	3	100	133	(25)	183	(46)	232	323	(28)

Return on equity	4	6.8%	7.3%	(7)	7.6%	(10)	7.1%	6.9%	2
All comparisons in this release are against the second quarter of 2015, unless stated otherwise.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

Strategic highlights

●	Aegon divests remaining part of own UK annuity portfolio to Legal & General
●	Aegon finalizes sale of certain assets of Transamerica Financial Advisors
●	Aegon first to receive license to launch General Pension Fund in the Netherlands
●	Kames achieves highest rating in UN Principles for Responsible Investment Survey
●	Transamerica earns award for being a top business technology innovator

Aegon’s ambition

Aegon’s ambition is to be a trusted partner for financial solutions at every stage of life, and to be recognized by its customers, business partners and society as a company that puts the interests of its customers first in everything it does. In addition, Aegon wants to be regarded by its employees as an employer of choice, engaging and enabling them to succeed. This ambition is supported by four strategic objectives embedded in all Aegon businesses: Optimized portfolio, Operational excellence, Customer loyalty, and Empowered employees.

Five part plan announced to improve returns in the Americas

Recent financial performance and deterioration in the macro environment, with interest rates falling to new lows have intensified headwinds. Therefore, despite the significant changes already underway, more must be done to cut costs and improve results. Aegon is committed to increasing return on equity and announces a five part plan for improved returns in the Americas.

1. Remediation of deterioration of profitability in life & health businesses

Aegon has taken decisive action to address the poor financial performance of the Life & Health businesses, and management will continue to identify further measures to improve returns:

●	Implementing increases on monthly deduction rates on three sizable blocks of Universal Life (UL) insurance.
●	Diligently working with regulators to secure rate increases on its Long Term Care business.

These actions are expected to improve results starting 2016. In addition to steps already underway to improve the results of our UL and LTC blocks, Aegon is accelerating the assessment of additional blocks in order to identify further opportunities to improve returns.

2. Focused and disciplined expense management implementation

Aegon is committed to reducing operating expenses in the Americas by USD 150 million by 2018, and has a number of initiatives already underway and planned for 2017 and beyond. Overall, total headcount for Transamerica has declined by 650 since the end of the first quarter. Other examples include the One Recordkeeping system for retirement plans and the integration of the acquired Mercer business, and a move to digitized transactions and rationalization of printing. However, some projects may take longer to implement. To offset any delay in realized savings, further measures are being identified.

3. Rationalized location strategy in light of One Transamerica restructure

To better capture the intended benefits of the One Transamerica strategy, further promote operational excellence and fulfill the commitment to cost savings and simplification, the company’s geographic footprint in the US is under evaluation. It is also the goal to utilize innovative technology solutions to ensure collaboration in a cost-effective manner.

4. Strategic overhaul of business lines and product offerings

The product management group is conducting a rigorous review of the product portfolio in the United States to test for financial performance and risk characteristics, as well as fit within the customer centric strategic vision. The objective is to pivot from making many products available across multiple channels to a more focused and simpler to administer approach that will support cost efficiency and operational excellence while still meeting the needs of the customer with a competitive platform. This will span a multi-year period, but will result in a product set that transforms Transamerica into a higher-returning company that is more innovative, competitive, and responsive to market and customer needs.

5. Disposition of non-core assets

Aegon has taken numerous actions in order to optimize the business portfolio in the US. This is demonstrated by the divestitures of Transamerica Canada, Clark Consulting, Inc. and certain assets of Transamerica Financial Advisors, Inc. in the last 18 months. Multiple other closed blocks are being assessed to determine if a transaction would transfer risk and release capital. Aegon is also exploring the sale of non-core legal entities that would bring greater simplification and enhance returns.

Aegon has implemented an aggressive plan in the US to enhance earnings, increase returns, and manage costs. This diligent plan will further “right-size” the organization given the market realities of its core businesses. The One Transamerica restructure was the first – and critical – step to transform the company into a more nimble competitor. By aligning meaningful expense management and surgical product and business portfolio management with a streamlined operating model, the tactical plan to deliver on the strategic vision is well under way. An in-depth update of the five part plan will be provided at Aegon’s Analysts & Investor Conference on December 8, 2016 in New York.

Optimized portfolio

On May 23, Aegon announced the divestment of the remainder of its own UK annuity portfolio to Legal & General. Aegon initially reinsured GBP 3 billion of liabilities to Legal & General, which will be followed by a Part VII transfer. This transaction follows the previously announced divestment of GBP 6 billion of its UK annuity portfolio to Rothesay Life. Aegon now has approximately GBP 1 billion annuity liabilities remaining through an inward reinsurance transaction. By selling its own UK annuity portfolio, Aegon will be able to fully focus on its fast-growing platform and protection business.

In the United States, Transamerica completed the sale of certain assets of Transamerica Financial Advisors, Inc. to John Hancock Financial Network, Inc, on May 13. Transamerica Financial Advisors is a full-service, independent broker-dealer and registered investment advisor with around 1,100 advisors and 90 employees.

Aegon was the first company to receive approval from the Dutch Central Bank to launch ‘Stap’, a General Pension Fund (APF) in the Netherlands. Stap is a pension pooling vehicle that enables separate financial administration for multiple pension plans from multiple employers. This vehicle enables smaller pension schemes to benefit from economies of scale and to comply with complex pension regulations, meaning that a greater percentage of the employees’ pension premium is invested and that employers and participants can count on excellent service. The fund is administered by TKP, an Aegon subsidiary responsible for administering the pensions of over 3 million customers in the Netherlands. Stap also allows individual schemes to benefit from the investment expertise normally only available to larger pension funds. The fiduciary investments for Stap will be carried out by TKP Investments, a subsidiary of Aegon Asset Management, which has around 23 billion euro of existing assets under management and advice. Stap starts with the acquisition of corporate clients and existing company pension funds in liquidation. Later this year, Stap will also be available for the SME market.

As part of Aegon’s strategy to enhance its risk-return profile and to improve capital efficiency, Aegon completed a fourth longevity transaction in the Netherlands in June. The transaction builds on previous longevity deals and underlines Aegon’s leadership in the Dutch pension market. The hedge, covering close to EUR 3 billion of underlying reserves, provides protection for a period of 50 years against longevity improvements.

Aegon Life, Aegon’s Indian joint venture, is accelerating the execution of its strategy. As a result, it will restructure its activities and focus on the digital direct-to-consumer market, in which it has a leading position. As such, it will close its traditional commission-based agency channel and reduce its agency headcount by over 3,000.

Operational excellence

Kames Capital, Aegon’s asset management business in the UK, received the highest possible rating in the United Nation’s most recent Principles for Responsible Investment Survey. The survey covers categories such as the quality and disclosure of policies, setting objectives and strategies, governance and resources, collaborative activities, and commitment to promoting responsible investment among its clients and peers. Kames Capital has been a signatory of the Responsible Investment Survey since 2008 and this is the second consecutive year in which it has received the A+ rating, which is awarded to only 15% of signatories.

Transamerica, Aegon’s US subsidiary, was named as a 2016 Elite 100 Company by InformationWeek. Transamerica was ranked number 33 in InformationWeek’s 28th annual list of top business technology innovators for its Enterprise Marketing and Analytics Platform. The platform brings together data from numerous product lines and points of customer contact to provide a 360 degree view of customers, from first outreach to customer retention, covering the end-to-end customer journey. The project allows Transamerica to better predict customers’ future needs, which in turn can lead to further innovations.

Customer loyalty

Knab, Aegon the Netherlands’ online bank, surpassed over 100,000 customers for the very first time during the quarter, only four years since its launch. Knab provides customers with an innovative and comprehensive overview of their investments, debts and income, not just with Knab but also held at other banks. The growing customer base is driven by the excellent quality of products and services that Knab offers. This was confirmed once again in recent customer surveys, which indicate that over 90% of business customers and private customers are very satisfied with the service they receive. Indeed, more than a third of individual customers and over 40% of business customers would recommend Knab to family, friends and colleagues, the highest score for any bank in the Netherlands.

Empowered employees

Transamerica and Aegon Asset Management jointly launched ‘Bravo!’, a digital employee recognition program. This provides a quick and easy means to recognize and reward employees who work together, bring clarity and exceed expectations. Bravo! awards points to employees who live Aegon’s core values, and these points can be redeemed for gift cards, merchandise items or charitable contributions to the charity of the employee’s choosing. Aegon is committed to recognizing and rewarding those employees who make a real difference in the business and the lives of its customers.

Financial overview
EUR millions	Notes	Q2 2016	Q1 2016%		Q2 2015%		YTD 2016	YTD 2015%

Underlying earnings before tax
Americas		270	283	(5)	358	(24)	554	648	(15)
Europe		160	169	(5)	139	15	330	281	17
Asia		1	-	111	2	(49)	1	(1)	-
Asset Management		37	45	(18)	47	(22)	82	92	(11)
Holding and other		(33)	(36)	9	(41)	20	(69)	(83)	17
Underlying earnings before tax		435	462	(6)	505	(14)	897	937	(4)

Fair value items		(378)	(358)	(6)	(293)	(29)	(736)	(451)	(63)
Realized gains / (losses) on investments		229	54	-	134	72	283	252	12

Net impairments		(23)	(36)	36	7	-	(59)	(4)	-
Other income / (charges)		(636)	(6)	-	(11)	-	(642)	(11)	-
Run-off businesses		18	28	(36)	17	7	47	33	42
Income before tax		(355)	145	-	359	-	(210)	755	-
Income tax		(30)	(1)	-	(40)	24	(32)	(147)	78
Net income / (loss)		(385)	143	-	319	-	(242)	608	-

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		(385)	143	-	319	-	(242)	608	-

Net underlying earnings		312	352	(11)	398	(22)	663	713	(7)

Commissions and expenses		1,589	1,744	(9)	1,791	(11)	3,333	3,532	(6)
of which operating expenses	9	926	960	(4)	923	-	1,886	1,825	3

New life sales
Life single premiums		489	610	(20)	616	(21)	1,099	1,576	(30)
Life recurring premiums annualized		195	205	(5)	212	(8)	400	415	(4)
Total recurring plus 1/10 single		244	266	(8)	274	(11)	510	573	(11)

New life sales	10
Americas		138	144	(4)	158	(12)	282	298	(6)
Europe		75	85	(12)	76	(2)	160	170	(6)
Asia		31	37	(17)	40	(22)	68	105	(35)
Total recurring plus 1/10 single		244	266	(8)	274	(11)	510	573	(11)

New premium production accident and health insurance		199	262	(24)	228	(13)	460	535	(14)
New premium production general insurance		27	24	11	20	36	51	42	22

Gross deposits (on and off balance)	10
Americas		9,265	13,472	(31)	9,069	2	22,737	20,619	10
Europe		3,088	3,441	(10)	2,723	13	6,529	5,786	13
Asia		94	73	30	91	4	167	293	(43)
Asset Management		10,506	13,092	(20)	6,256	68	23,598	11,403	107
Total gross deposits		22,953	30,078	(24)	18,139	27	53,031	38,101	39

Net deposits (on and off balance)	10
Americas		(56)	4,825	-	1,913	-	4,769	6,317	(25)
Europe		159	731	(78)	(85)	-	890	718	24
Asia		80	59	36	73	11	139	263	(47)
Asset Management		1,046	2,240	(53)	988	6	3,286	3,069	7
Total net deposits excluding run-off businesses		1,229	7,855	(84)	2,888	(57)	9,084	10,367	(12)
Run-off businesses		(103)	(240)	57	(111)	7	(343)	(324)	(6)
Total net deposits / (outflows)		1,125	7,615	(85)	2,777	(59)	8,740	10,043	(13)

Revenue-generating investments
		Jun. 30, 2016	Mar. 31, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)		716,746	704,554	2	710,458	1
Investments general account		159,933	162,784	(2)	160,792	(1)
Investments for account of policyholders		194,512	191,286	2	200,226	(3)
Off balance sheet investments third parties		362,301	350,483	3	349,440	4

Operational highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax in the second quarter of 2016 declined by 14% compared with the second quarter of 2015 to EUR 435 million. This was the result of lower variable annuity margins, lower asset management performance fees, adverse claims and the recurring earnings impact of the actuarial assumption changes and model updates implemented in the third quarter of 2015. In total, adverse claims experience and one-time items amounted to EUR 45 million in the second quarter of 2016.

Aegon started reaping the benefits of its EUR 200 million expense savings program in the second quarter of 2016, with expenses declining by 4% compared with the previous quarter. As such, Aegon is ahead on reaching the planned savings for 2016.

Underlying earnings from the Americas declined to EUR 270 million. This was caused by adverse claims experience, lower earnings from Variable Annuities and the recurring USD 25 million impact of the actuarial assumption changes and model updates implemented in the third quarter of 2015. Earnings from Variable Annuities declined as a result of the reduction of closed block variable annuity balances and declining margins due to lower interest rates.

In Europe, underlying earnings increased by 15% to EUR 160 million. This increase was driven by lower amortization of deferred policy acquisition costs (DPAC) in the United Kingdom following the write down of deferred policy acquisition costs related to upgrading customers to the retirement platform in the fourth quarter of 2015, and the normalization of surrenders in Poland.

The result from Aegon’s operations in Asia was down slightly to EUR 1 million, as Aegon increased the stake in its strategic partnership in India from 26% to 49% in the fourth quarter of 2015. On a comparable basis, the result was up by EUR 1 million.

Underlying earnings from Aegon Asset Management declined to EUR 37 million, mainly as a result of lower performance fees and unfavorable currency movements.

The loss from the holding improved to EUR 33 million, primarily due to lower funding costs after the redemption of a senior bond in December 2015 and a reinsurance benefit of EUR 3 million.

Net income

The net loss amounted to EUR 385 million. This was primarily caused by the book loss on the annuity divestment in the United Kingdom and a higher loss from fair value items.

Fair value items

The loss from fair value items was EUR 378 million. This was mainly driven by underperformance of alternative investments, equity and interest rate volatility in the United States, and interest rate hedges in the Netherlands.

Realized gains on investments

Realized gains on investments increased to EUR 229 million and were primarily the result of a rebalancing of the remaining investment portfolio in the United Kingdom and gains resulting from asset-liability management adjustments in the Netherlands.

Impairment charges

Impairments were EUR 23 million for the quarter, mainly related to energy investments in the United States.

Other charges

Other charges amounted to EUR 636 million, the main driver for which was the book loss on the annuity divestment in the United Kingdom of EUR 628 million. This was only partly offset by the book gain of EUR 52 million on the divestment of certain assets of Transamerica Financial Advisors.

Run-off businesses

Earnings from run-off businesses improved to EUR 18 million.

Income tax

Income tax amounted to EUR 30 million in the second quarter, mainly the result of the loss on the divestment of the annuity book in the United Kingdom being taxed at a lower rate than the profit contribution from the other business units. The effective tax rate on underlying earnings was 28%.

Return on equity

Return on equity declined to 6.8% in the second quarter of 2016, as lower net underlying earnings more than offset lower shareholders’ equity.

Operating expenses

In the second quarter, operating expenses were stable at EUR 926 million compared with the second quarter of 2015, but down 4% compared with the previous quarter. The former was the result of expense savings programs in the United States and a lower US dollar, which offset higher expenses in the Netherlands and the impact of the inclusion of the acquisitions of Mercer’s defined contribution business and a stake in La Banque Postale Asset Management. Excluding the impact of these acquisitions, operating expenses declined by 2%, mainly caused by the expense savings in the United States.

Sales

Aegon’s total sales increased by 18% to EUR 2.8 billion in the second quarter of 2016. This increase was the result of higher gross deposits, which were up 27% to EUR 23.0 billion. Retirement Plans deposits increased mainly due to the Mercer acquisition, while Asset Management benefited from higher recognized gross deposits in Aegon’s Chinese asset management joint venture AIFMC and the inclusion of deposits from the minority stake in La Banque Postale Asset Management. Net deposits, excluding run-off businesses, were down to EUR 1.2 billion, due to higher contract discontinuances from the Mercer block and lower inflows in variable annuities.

New life sales declined by 11% to EUR 244 million, mainly driven by Aegon’s adherence to its strict pricing policy in the current low interest rate environment. New premium production for accident & health and general insurance was down to EUR 226 million, as a lower contribution from portfolio acquisitions and the impact of product exits in the United States more than offset higher general insurance sales in Spain and Hungary.

Market consistent value of new business

The market consistent value of new business declined to EUR 100 million. This was mainly due to the negative impact of lower interest rates on both sales and margins in Asia and the United States, and the exclusion of the value of new business generated by Aegon Bank in the Netherlands as of 2016.

Revenue-generating investments

Revenue-generating investments were up 2% during the second quarter of 2016 to EUR 717 billion due to favorable market movements.

Capital management

Shareholders’ equity declined by EUR 0.9 billion compared with the end of the previous quarter to EUR 22.0 billion on June 30, 2016. Revaluation reserves increased slightly by EUR 0.1 billion to EUR 7.9 billion, as the impact of lower interest rates was nearly offset by the annuity divestment in the United Kingdom. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, declined to EUR 16.4 billion – or EUR 7.91 per common share – at the end of the second quarter. This was caused by the loss incurred in the quarter, the payment of the final dividend of 2015 and the second tranche of the share buyback.

The gross leverage ratio increased to 29.6% in the second quarter, primarily due to the book loss on the annuity divestment, the EUR 0.2 billion cost of the second tranche of the share buyback completed in the second quarter and the payment of the final 2015 dividend.

Holding excess capital increased by EUR 0.1 billion to EUR 1.1 billion as dividends received from the Americas, Asset Management, Spain and Central & Eastern Europe more than offset the impact of the second tranche of the share buyback, the final 2015 cash dividend, interest payments and holding operating expenses.

Aegon’s Solvency II ratio increased to an estimated 158% in the second quarter. This was mainly the effect of management actions in the Netherlands and the annuity reinsurance transaction with Legal & General in the United Kingdom, which more than offset the negative impact of lower interest rates. The RBC ratio in the United States declined to ~450%, driven by dividends paid to the holding and the negative impact of lower interest rates, which more than offset earnings generated in the quarter. In the Netherlands, the Solvency II ratio increased to 154%, as the positive impact of a more thorough application of the volatility adjuster and tightening of sovereign spreads far exceeded the adverse impact of lower interest rates. In the United Kingdom, the Solvency II ratio increased to 145%, as the benefits of the reinsurance transaction with Legal & General and additional interest rate hedging more than offset lower interest rates.

Going forward, Aegon will report business unit Solvency II ratios on a semi-annual basis. The consolidated estimated group Solvency II ratio will continue to be reported on a quarterly basis.

Capital generation

Capital generation of the operating units, amounted to EUR 0.9 billion in the second quarter of 2016. Market impacts in the quarter amounted to EUR (0.2) billion, mainly due to lower interest rates in the United States and the Netherlands. One-time items amounted to EUR 0.8 billion, which were the result of management actions in the Netherlands and the United Kingdom. In the Netherlands, these primarily consisted of a more thorough application of the volatility adjuster, while the United Kingdom benefited from additional interest rate hedges. Excluding market impacts and one-time items, capital generation amounted to EUR 0.3 billion for the quarter. Capital generation in the second quarter of 2016 did not include the benefit of the annuity reinsurance transaction in the United Kingdom, which was accounted for directly in the Solvency II ratio.

Interim dividend

Aegon aims to pay out a sustainable, growing dividend, in line with the growth of its cash flows. This policy is reflected in the 8% increase of the 2016 interim dividend to EUR 0.13 per common share. The interim dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon intends to neutralize the dilutive effect of the stock dividend on earnings per share.

Aegon’s Euronext-listed shares will be quoted ex-dividend on August 19, 2016, and its NYSE-listed shares will be quoted ex-dividend on August 18, 2016. The record date is August 22, 2016. The election period for shareholders will run from August 24 up to and including September 9, 2016. The stock fraction will be based on the average share price on Euronext Amsterdam from September 5 through September 9, 2016. The stock dividend ratio will be announced on September 14, 2016 and the dividend will be payable as of September 16, 2016.

Financial overview, Q2 2016 geographically
EUR millions	Americas	Europe	Asia	Asset Management	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	53	85	6	-	-	143
Individual savings and retirement products	135	-	(4)	-	-	131
Pensions	82	62	-	-	-	145
Non-life	-	5	-	-	-	5
Asset Management	-	-	-	37	-	37
Other	-	9	(1)	-	(33)	(25)
Underlying earnings before tax	270	160	1	37	(33)	435

Fair value items	(107)	(210)	(7)	-	(54)	(378)
Realized gains / (losses) on investments	4	223	1	1	-	229
Net impairments	(15)	(4)	-	-	(3)	(23)
Other income / (charges)	41	(681)	-	-	4	(636)
Run-off businesses	18	-	-	-	-	18
Income before tax	211	(512)	(5)	38	(86)	(355)
Income tax	(40)	6	(5)	(14)	22	(30)
Net income / (loss)	171	(506)	(10)	24	(64)	(385)

Net underlying earnings	197	117	(4)	24	(23)	312

Employee numbers
	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015
Employees	29,425	29,922	31,530
of which agents	6,691	6,514	8,433

of which Aegon’s share of employees in joint ventures and associates	1,931	1,962	1,983

Americas

●	Underlying earnings before tax decline to USD 305 million
●	Net income doubles to USD 192 million as a result of a lower loss from fair value items
●	Gross deposits up 5% to USD 10.5 billion; net outflows of USD 0.1 billion
●	New life sales down to USD 156 million due to focus on profitability

Execution of strategy

In the Americas, Aegon is committed to increasing return on capital by reducing operating expenses. Aegon has implemented a number of programs to reduce operating expenses by USD 150 million by 2018. In the first half of 2016, expense reduction initiatives, including a voluntary separation plan, resulted in a headcount reduction of approximately 650 and annual expense savings in excess of the USD 40 million targeted for 2016. Next to expense savings, Aegon also aims to maintain profitability of its life and health products by implementing premium increases on part of its universal life and long-term care backbooks.

Aegon targets growth in capital light fee-linked products and reducing capital allocated to spread-based businesses in particular. Life and variable annuity sales were both down as a result of Aegon’s adherence to a strict pricing policy in order to maintain profitability. Although negative for volumes, this also reduces investments in new business, supporting the capital position in the Americas and dividends to the group. Growth in retirement plan participants continued with a net increase of 126,000 in the quarter, although this did not translate into significant net deposits due to anticipated contract discontinuances, primarily in the newly acquired Mercer block. Accident & Health was also impacted by product rationalizations, which, although a short-term headwind for profitability, improve the quality of Aegon’s product offering and long-term returns.

Aegon made good progress in the second quarter of 2016 and is on track to comply with the various requirements of the new Fiduciary Rule issued by the Department of Labor in April, and within the prescribed timeframe. Aegon is focused on ensuring organizational readiness ahead of the changes, including developing a variety of solutions that enable Aegon to fully meet the diverse needs of its customers and distribution partners in a post-Rule environment.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the second quarter of 2016 amounted to USD 305 million. The earnings decline compared with the second quarter of 2015 was the result of adverse claims experience, lower earnings from Variable Annuities and the recurring USD 25 million impact in Life of the actuarial assumption changes and model updates implemented in the third quarter of 2015. The lower earnings from Variable Annuities were due to the reduction of closed block variable annuity balances and declining margins.

●	Life earnings were down to USD 39 million. Earnings included adverse mortality claims of USD 20 million and a negative adjustment to intangible assets of USD 21 million related to lower reinvestment rates and tightening credit spreads. Together with the aforementioned impact of actuarial assumption changes and model updates, these more than offset the benefit of lower expenses resulting from the expense savings programs.
●	Earnings from Accident & Health declined to USD 20 million. Lower expenses arising from the expense savings programs were more than offset by adverse claims experience of USD 27 million in long-term care and the negative impact on earnings of product exits.
●	Retirement Plans earnings amounted to USD 69 million. The benefit of expense savings was more than offset by margin pressure and the inclusion of the acquired business from Mercer, which contributed a loss of USD 3 million. The Mercer platform is expected to move towards profitability from 2017 onwards, driven by the integration onto Aegon’s existing platforms.
●	Mutual Funds earnings increased to USD 12 million, driven by the positive impact of net inflows.
●	Earnings from Variable Annuities declined to USD 97 million. This was due to lower earnings from the declining closed block, lower margins on new production arising from lower interest rates and lower balances as a result of adverse investment returns. These more than offset the benefit of lower expenses.

●	Earnings from Fixed Annuities increased to USD 45 million, as the impact of the continued balance reduction was more than offset by positive adjustments to intangible assets of USD 12 million related to better than anticipated persistency and higher than projected credit spreads on the investment portfolio.
●	Stable Value Solutions earnings amounted to USD 24 million.
●	Earnings from Latin America amounted to nil.

Net income

Net income from Aegon’s businesses in the Americas increased to USD 192 million in the second quarter, mainly driven by a lower loss on fair value items.

The loss from fair value items declined to USD 122 million.

●	Fair value investments amounted to a loss of USD 53 million, which was mainly the result of underperformance on hedge fund and private equity related investments.
●	The loss on fair value hedges with an accounting match, which includes the hedges on Aegon’s GMWB variable annuities, was USD 65 million. This was mainly caused by equity and interest rate volatility.
●	The loss on fair value hedges without an accounting match under IFRS was USD 4 million. The loss on the macro hedge on the GMIB variable annuities block resulting from higher equity markets was offset by gains on low interest rate hedges in the second quarter.

Realized gains on investments increased to USD 5 million and were mainly related to normal trading activity. Net impairments were USD 17 million for the quarter, primarily related to investments in the energy industry. The results of run-off businesses improved to USD 21 million. Other income amounted to USD 45 million, mainly the result of the book gain on the divestment of certain assets of Transamerica Financial Advisors.

Return on capital

In the second quarter of 2016, the return on average capital invested in Aegon’s business in the Americas, excluding revaluation reserves and defined benefit plan remeasurements, amounted to 6.1%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined to USD 450 million, as the benefit of the expense savings programs was almost fully offset by higher restructuring expenses of USD 7 million and the Mercer acquisition. Excluding the addition of Mercer costs, operating expenses decreased by 5% compared with the second quarter of 2015.

Sales

Gross deposits increased by 5% to USD 10.5 billion. Gross deposits in Retirement Plans were up 23% to USD 8.1 billion, as the acquired Mercer business added USD 1.3 billion of deposits. Gross deposits in Variable Annuities were down to USD 1.1 billion, mainly driven by product adjustments implemented last year in response to the low interest rate environment and lower market demand for the product. Gross deposits in Mutual Funds were stable at USD 1.2 billion.

Net outflows amounted to USD 0.1 billion in the second quarter. Net deposits for Retirement Plans declined to USD 0.2 billion due to higher contract discontinuances from the Mercer block. In the first half of 2016, the asset retention rate increased to approximately 20% – up from 13% in the first half of 2015 – maintaining the target Aegon announced in 2013 and already met in the first quarter of 2016. Aegon intends to further increase the retention rate in the medium term. Net deposits in variable annuities declined to USD 0.1 billion, mainly due to lower sales. Net deposits in Mutual Funds were stable at USD 0.1 billion. Fixed Annuities experienced net outflows of USD 0.3 billion due to the overall portfolio reduction as part of the strategic repositioning of the business.

New life sales were down to USD 156 million, driven by all product categories. Indexed universal life sales were impacted by new sales force training programs, which in the longer term should have a favorable impact on sales. Sales of standard universal life and term life products declined as Aegon did not lower its pricing in line with some of its competitors. New premium production for accident & health insurance declined to USD 211 million, mainly resulting from a lower contribution from portfolio acquisitions and product exits.

Market consistent value of new business

The market consistent value of new business declined to USD 70 million in the second quarter of 2016, as a higher contribution from life insurance was more than offset by a lower contribution from variable annuities. The latter was caused by lower sales volumes and interest rates.

Revenue-generating investments

Revenue-generating investments increased by 2% during the second quarter to USD 463 billion. During the quarter, investments for account of policyholders were up 1%, while off balance sheet investments for third parties were 2% higher, both due to positive market impacts. General account assets increased by 3% over the quarter, as outflows from the run-off businesses and fixed annuities were more than offset by the positive impact of lower interest rates on asset values.

Americas
USD millions	Notes	Q2 2016	Q1 2016%		Q2 2015%		YTD 2016	YTD 2015%

Underlying earnings before tax by line of business
Life		39	47	(19)	68	(43)	86	69	25
Accident & Health		20	44	(55)	58	(66)	64	95	(33)
Retirement Plans		69	54	28	72	(4)	123	140	(12)
Mutual Funds		12	10	17	11	4	22	21	2
Variable Annuities		97	81	20	127	(23)	178	284	(37)
Fixed Annuities		45	52	(13)	37	23	97	65	50
Stable Value Solutions		24	24	(2)	25	(7)	48	51	(6)
Latin America		-	-	-	(2)	94	-	(1)	92
Underlying earnings before tax		305	312	(2)	396	(23)	618	723	(15)

Fair value items		(122)	(242)	50	(321)	62	(365)	(423)	14
Realized gains / (losses) on investments		5	37	(87)	(28)	-	41	(60)	-
Net impairments		(17)	(35)	50	10	-	(53)	5	-
Other income / (charges)		45	(6)	-	-	-	39	-	-
Run-off businesses		21	31	(34)	19	10	52	37	42
Income before tax		236	96	145	76	-	333	282	18
Income tax		(44)	8	-	19	-	(36)	(22)	(67)
Net income / (loss)		192	104	85	94	104	296	260	14

Net underlying earnings		223	233	(4)	308	(28)	456	543	(16)

Commissions and expenses		1,060	1,177	(10)	1,181	(10)	2,236	2,320	(4)
of which operating expenses		450	479	(6)	453	(1)	929	903	3

New life sales	10
Life single premiums		31	30	3	34	(8)	61	78	(21)
Life recurring premiums annualized		153	155	(2)	171	(11)	308	325	(5)
Total recurring plus 1/10 single		156	158	(2)	175	(11)	315	333	(6)

Life		144	150	(4)	161	(11)	294	311	(5)
Latin America		12	9	32	13	(11)	21	22	(6)
Total recurring plus 1/10 single		156	158	(2)	175	(11)	315	333	(6)

New premium production accident and health insurance		211	271	(22)	237	(11)	482	566	(15)

Gross deposits (on and off balance) by line of business	10
Life		2	3	(11)	2	32	5	4	26
Retirement Plans		8,073	11,794	(32)	6,574	23	19,867	15,858	25
Mutual Funds		1,246	l,773	(30)	1,222	2	3,019	2,531	19
Variable Annuities		1,139	1,212	(6)	2,126	(46)	2,351	4,466	(47)
Fixed Annuities		61	67	(8)	70	(13)	128	151	(15)
Latin America		2	2	(5)	3	(22)	4	6	(29)
Total gross deposits		10,524	14,850	(29)	9,996	5	25,374	23,015	10

Net deposits (on and off balance) by line of business	10
Life		(11)	(8)	(39)	(9)	(18)	(19)	(22)	14
Retirement Plans		181	5,249	(97)	2,053	(91)	5,430	6,651	(18)
Mutual Funds		103	266	(61)	117	(11)	369	(49)	-
Variable Annuities		58	165	(65)	378	(85)	223	1,388	(84)
Fixed Annuities		(328)	(354)	7	(452)	27	(683)	(918)	26
Latin America		-	1	(77)	-	-	1	-	-
Total net deposits excluding run-off businesses		3	5,318	(100)	2,086	(100)	5,322	7,051	(25)
Run-off businesses		(119)	(264)	55	(121)	2	(383)	(361)	(6)
Total net deposits / (outflows)		(115)	5,054	-	1,965	-	4,939	6,690	(26)

Revenue-generating investments
		Jun. 30, 2016	Mar. 31, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)		463,231	454,510	2	436,136	6
Investments general account		104,495	100,963	3	95,182	10
Investments for account of policyholders		111,440	110,098	1	109,894	1
Off balance sheet investments third parties		247,297	243,449	2	231,060	7

Europe

●	Underlying earnings before tax increase 15% to EUR 160 million
●	Net loss of EUR 506 million due to book loss on annuity book divestment in the United Kingdom
●	Gross deposits up 13% to EUR 3.1 billion, driven by strong growth in the Netherlands
●	Platform assets in the United Kingdom increase to EUR 10.8 billion

Execution of strategy

In its established markets in the Netherlands and the United Kingdom, Aegon’s aim is to improve its customer experience by focusing on digital innovation and capturing a larger share of the customer value chain. In the Netherlands, Aegon’s innovative banking platform Knab attracted approximately 7,000 new customers in the second quarter of 2016, continuing its strong growth and taking its total number of customers to over 100,000. Aegon also further reduced its exposure to longevity risk by completing an additional longevity transaction. This hedge covers approximately EUR 3 billion of underlying reserves and provides protection for a period of 50 years against longevity improvements.

In the United Kingdom, Aegon focuses on its pension and protection customers, which was demonstrated by the announcement to divest its own annuity portfolio to Rothesay Life and Legal & General. In its core pension business, Aegon aims to accelerate the upgrading of customers from its backbook to its market leading platform and the resulting consolidation of customer assets. Aegon upgraded approximately 40,000 customers and EUR 1.2 billion of their assets in the second quarter. This contributed to the EUR 1.6 billion of net inflows achieved in the second quarter, confirming Aegon’s platform as one of the fastest growing in the market, with total assets reaching EUR 10.8 billion. The average size of new advised individual policies on the platform, including customers that chose to upgrade, was approximately EUR 77,000, more than double the amount for the traditional book of pensions and investment bonds. The recently announced acquisition of BlackRock’s DC pension platform business fits this strategy and will further improve the scale and competitive position of Aegon’s pension business.

Aegon focuses on profitable growth in Central & Eastern Europe (CEE) and Spain & Portugal. In CEE, Aegon aims to grow mostly in protection products, which offer the best value for money for customers. In the second quarter of 2016, this strategy again resulted in life and non-life sales growth in most countries through all distribution channels, with the main exception being Poland. As a result, the share of protection products in the sales mix grew to over 40% in the second quarter of 2016. In Poland, Aegon reached an agreement to take over the management of Nordea’s Polish Pillar II pension fund. The deal will make Aegon Poland the fourth largest pension fund in the country and add EUR 1.5 billion of assets under management. In Spain, sales from the joint venture with Santander continued to grow for both life and non-life products, while Aegon’s investments in improving the quality of the products and the distribution resulted in higher retention rates.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased by 15% to EUR 160 million. This was the result of lower DPAC amortization in the United Kingdom due to the write down of DPAC related to upgrading customers to the retirement platform in the fourth quarter of 2015, and the normalization of surrenders in Poland.

●	Underlying earnings in the Netherlands were up by 2% to EUR 138 million. Earnings from Pensions increased to EUR 59 million, as an improved mortality result was partially offset by a lower benefit from one-time items, which amounted to EUR 4 million in the second quarter of 2016. Life & Savings earnings declined to EUR 74 million, driven by higher expenses and lower mortgage yields. The Non-life business incurred a loss of EUR 4 million, due to lower investment income and higher weather-related losses. Earnings from the distribution businesses increased to EUR 9 million, mainly driven by expense savings.
●	The United Kingdom contributed underlying earnings of EUR 7 million. Life earnings declined to EUR 7 million, primarily the result of the divestment of the annuity business. Earnings from Pensions increased to nil, as the benefit of lower DPAC amortization more than offset margin pressure arising from the implementation of the DWP fee cap and upgrades of policies to the platform.

●	Underlying earnings in CEE increased to EUR 14 million. Surrenders in Poland normalized after the elevated levels seen in 2015 due to Aegon’s decision to temporarily cancel back-end loaded fees on unit-linked policies. In addition, earnings from the Czech Republic and Slovakia increased due to higher technical margins.
●	Underlying earnings in Spain & Portugal were down to nil, mainly due to higher claims and timing of expenses.

Net income

The net loss from Aegon’s businesses in Europe amounted to EUR 506 million. The loss from fair value items amounted to EUR 210 million. This was largely the result of interest rate hedges in the Netherlands due to a mismatch on an IFRS basis and tightening credit spreads. Realized gains increased to EUR 223 million, due to a rebalancing of the remaining investment portfolio in the United Kingdom and asset-liability management adjustments in the Netherlands. Impairments amounted to EUR 4 million, mainly driven by a consumer loan portfolio in the Netherlands. Other charges amounted to EUR 681 million, which was driven by the loss on the annuity book divestment in the United Kingdom.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe increased to 6.2%, excluding revaluation reserves and defined benefit plan remeasurements. For the Netherlands, it was 10.5%. The return in the United Kingdom was nil. In CEE, it was 11.5%, while in Spain & Portugal it was -1.4%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased by 4% to EUR 369 million. This was mainly driven by the Netherlands in the form of higher Solvency II related expenses, the cost of an IT project that will result in annual expense savings going forward and investments in growth businesses, including Knab.

Sales

Gross deposits were up by 13% to EUR 3.1 billion. This growth was primarily the result of the continued strong performance of Knab, which accounted for EUR 1.1 billion of gross deposits in the second quarter, up from EUR 0.7 billion in the second quarter of 2015. In the United Kingdom, platform gross deposits increased to EUR 1.9 billion, including upgraded policies of EUR 1.3 billion.

Net deposits for Europe increased to EUR 0.2 billion, due to higher inflows from Knab, the pension business in CEE and lower outflows in the United Kingdom from the traditional pension business.

Production of mortgages in the Netherlands in the second quarter of 2016 increased by 34% to EUR 1.6 billion, of which EUR 0.8 billion was related to third-party investor demand.

New life sales amounted to EUR 75 million in the second quarter. Higher sales in Turkey, Hungary and from the joint venture with Santander in Spain were more than offset by lower life sales in Poland and the Czech Republic, and lower pension sales in the Netherlands. Premium production for accident & health and general insurance was up 40% to EUR 36 million, mainly the result of higher sales in Spain & Portugal through the joint venture with Santander and increased motor insurance sales in Hungary.

Market consistent value of new business

The market consistent value of new business in Europe was down to EUR 39 million. This was mainly caused by the exclusion of the value of new business generated by Aegon Bank in the Netherlands as of 2016. Excluding this change, the value of new business declined as a growing contribution from the joint venture with Santander in Spain & Portugal was more than offset by lower contribution from mortgages in the Netherlands.

Revenue-generating investments

Revenue-generating investments declined to EUR 163 billion, mainly due to the divestment of the annuity book in the United Kingdom.

Europe
EUR millions	Notes	Q2 2016	Q1 2016%		Q2 2015%		YTD 2016	YTD 2015%

Underlying earnings before tax
The Netherlands		138	128	8	136	2	267	267	-
United Kingdom		7	23	(68)	(10)	-	30	(8)	-
Central & Eastern Europe		14	15	(2)	10	49	29	15	91
Spain & Portugal		-	3	(88)	4	(91)	3	6	(46)
Underlying earnings before tax		160	169	(5)	139	15	330	281	17

Fair value items		(210)	(71)	(197)	(125)	(68)	(281)	(7)	-
Realized gains / (losses) on investments		223	17	-	157	42	240	299	(20)
Net impairments		(4)	1	-	(2)	(190)	(4)	(8)	53

Other income / (charges)	5	(681)	1	-	(11)	-	(680)	(11)	-
Income before tax		(512)	116	-	160	-	(395)	554	-
Income tax		6	(17)	-	(17)	-	(12)	(127)	91
Net income / (loss)		(506)	99	-	143	-	(407)	426	-

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		(506)	99	-	143	-	(407)	426	-

Net underlying earnings		117	138	(15)	118	(1)	255	227	13

Commissions and expenses		522	545	(4)	598	(13)	1,067	1,214	(12)
of which operating expenses		369	360	2	354	4	729	713	2

New life sales	6,10
Life single premiums		256	353	(27)	270	(5)	609	662	(8)
Life recurring premiums annualized		49	50	(1)	49	-	99	104	(5)
Total recurring plus 1/10 single		75	85	(12)	76	(2)	160	170	(6)

Life		59	59	-	58	1	117	126	(7)
Pensions		16	26	(38)	18	(11)	42	44	(3)
Total recurring plus 1/10 single		75	85	(12)	76	(2)	160	170	(6)

The Netherlands		23	38	(39)	25	(6)	62	62	(1)
United Kingdom		20	18	11	19	2	38	36	5
Central & Eastern Europe		21	19	13	22	(4)	40	50	(20)
Spain & Portugal		11	10	7	10	2	20	22	(7)
Total recurring plus 1/10 single		75	85	(12)	76	(2)	160	170	(6)

New premium production accident and health insurance		9	10	(9)	6	53	19	14	29
New premium production general insurance		27	24	11	20	36	51	42	22

Gross deposits (on and off balance)	10
The Netherlands		1,511	1,856	(19)	1,116	35	3,367	2,678	26
United Kingdom		1,506	1,519	(1)	1,549	(3)	3,025	2,989	1
Central & Eastern Europe		64	61	5	55	18	126	109	15
Spain & Portugal		6	6	2	4	40	11	10	19
Total gross deposits		3,088	3,441	(10)	2,723	13	6,529	5,786	13

Net deposits (on and off balance)	10
The Netherlands		445	782	(43)	355	25	1,227	1,150	7
United Kingdom		(328)	(93)	-	(406)	19	(421)	(424)	1
Central & Eastern Europe		39	40	(3)	(36)	-	79	(13)	-
Spain & Portugal		3	2	54	2	65	5	4	36
Total net deposits / (outflows)		159	731	(78)	(85)	-	890	718	24

Revenue-generating investments
		Jun. 30, 2016	Mar. 31, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)		163,352	172,554	(5)	175,687	(7)
Investments general account		60,661	69,530	(13)	68,459	(11)
Investments for account of policyholders		94,211	94,682	-	99,070	(5)
Off balance sheet investments third parties		8,480	8,342	2	8,158	4

Europe Segments
EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe
2016 Q2

Underlying earnings before tax geographically by line of business
Life		74	7	6	(3)	85
Pensions		59	-	3	-	62
Non-life		(4)	-	5	3	5
Other		9	-	-	-	9
Underlying earnings before tax		138	7	14	-	160

Fair value items		(205)	(6)	-	-	(210)
Realized gains / (losses) on investments		93	131	-	(1)	223
Impairment charges		(8)	-	-	-	(8)
Impairment reversals		4	-	-	-	4
Other income / (charges)	5	-	(681)	-	-	(681)
Income / (loss) before tax		22	(548)	14	-	(512)
Income tax (expense) / benefit		(4)	14	(3)	(2)	6
Net income / (loss)		19	(533)	11	(3)	(506)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		19	(533)	11	(3)	(506)

Net underlying earnings		108	-	12	(2)	117
Commissions and expenses		250	171	59	41	522
of which operating expenses		214	99	35	21	369

EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

2015 Q2

Underlying earnings before tax geographically by line of business
Life		80	28	2	1	111
Pensions		53	(39)	3	-	17
Non-life		(1)	-	5	3	8
Other		3	-	-	-	3
Underlying earnings before tax		136	(10)	10	4	139

Fair value items		(117)	(8)	-	-	(125)
Realized gains / (losses) on investments		101	54	1	1	157
Impairment charges		(3)	-	1	-	(2)
Impairment reversals		1	-	-	-	1
Other income / (charges)	5	-	(11)	-	-	(11)
Income / (loss) before tax		117	25	12	4	160
Income tax (expense) / benefit		(26)	14	(3)	(2)	(17)
Net income / (loss)		91	39	10	2	143

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		91	39	10	2	143

Net underlying earnings		106	3	7	2	118
Commissions and expenses		263	236	64	35	598
of which operating expenses		200	102	35	17	354

Asia

●	Underlying earnings before tax decrease to USD 1 million driven by ownership increase in India
●	Net loss amounts to USD 12 million
●	New life sales decrease to USD 35 million due to focus on profitability
●	Gross deposits increase to USD 106 million supported by the launch of a new VA product

Execution of strategy

Aegon strives for its Asian businesses to become a financially meaningful contributor and growth engine for the group. In Asia, the company focuses on three fast-growing and underserved customer segments: High Net Worth (HNW) individuals, aging affluent customers, and ascending affluent customers. Universal life insurance, variable annuities, and protection products are core products in the region. These products are supplemented with direct-to-consumer offerings using digital platforms in markets in which Aegon does not have an insurance presence.

Aegon aims to grow its distribution network in Asia in order to reach more customers. Aegon Sony Life – Aegon’s strategic partnership in Japan – secured a new banking distribution relationship in the quarter, thereby expanding the number of banks with which it partners to 26. In Singapore, Aegon set up a new bancassurance team to tailor its services and better support Singapore-based banks in servicing HNW customers. In India, Aegon Life received the ‘e-Business Leader’ award at the Indian Insurance Industry Awards by Fintelekt for the fourth consecutive year. This award recognizes Aegon Life’s successful direct-to-customer e-sales distribution.

Given the further decline in interest rates, Aegon is continuing to make changes to its product portfolio in Asia. In the second quarter, Aegon introduced foreign currency variable annuities in Japan and launched a redesigned universal life product for the HNW market. In July, commissions on yen-denominated variable annuities were reduced to restore the profitability of sales. These actions are expected to lead to a further shift in sales from Yen-denominated products to more profitable foreign currency products.

Underlying earnings before tax

In the second quarter of 2016, Aegon’s underlying earnings before tax in Asia decreased to USD 1 million, mainly due to an increase in Aegon’s stake in its strategic partnership in India from 26% to 49%. On a comparable basis, underlying earnings increased by USD 1 million.

●	Earnings from HNW businesses decreased to USD 10 million. This decrease was mainly driven by a charge of USD 4 million from lower than anticipated reinvestment yields.
●	Earnings from Aegon Direct & Affinity Marketing Services (ADAMS) improved to USD 2 million due to a restructuring charge in the same quarter last year and USD 1 million reserve releases.
●	The loss from Strategic partnerships in China, Japan and India increased to USD 11 million, largely as a result of the increase in ownership from 26% to 49% in Aegon’s strategic partnership in India.

Net income

The net loss from Aegon’s operations in Asia amounted to USD 12 million. The loss from fair value items of USD 8 million was mainly the result of hedging results on the guarantees of the variable annuity business in Japan. Realized gains of USD 1 million were driven by normal trading activity in a low interest rate environment. Income tax amounted to USD 6 million, as a result of relatively high profits for tax purposes and limited tax benefits on losses.

Return on capital

The return on average capital invested in Aegon’s businesses in Asia, excluding revaluation reserves, was -1.4%.

Operating expenses

Operating expenses increased by 4% to USD 40 million in the second quarter driven by the increase in Aegon’s stake in its strategic partnership in India from 26% to 49%. On a comparable basis, operating expenses decreased by 2%. Lower expenses from ADAMS following last year’s restructuring were partly offset by increased expenses to support business growth in China and Japan, and unfavorable currency movements.

Sales

New life sales decreased by 20% compared with the second quarter of 2015 to USD 35 million.

●	Sales from HNW businesses declined by 31% to USD 24 million as a result of Aegon’s strict pricing discipline.
●	Sales from Strategic partnerships increased by 28% to USD 11 million mainly driven by strong production in the agency and broker channels in China.

New premium production from accident & health insurance decreased by 40% to USD 4 million mainly due to rationalization of sales campaigns in the ADAMS business, especially in Indonesia.

Gross deposits from Strategic partnerships increased by 7% to USD 106 million as a result of favorable currency movements. Deposits declined by 5% on a constant currency basis as lower yen-denominated variable annuity sales were partially offset by the launch of a foreign currency variable annuity. The new foreign currency variable annuity contributed approximately 30% of sales in the quarter with a positive market consistent value of new business. Net deposits increased to USD 90 million reflecting favorable currency movements and improved lapse rates.

Market consistent value of new business

The market consistent value of new business in Asia decreased to a negative USD 1 million. This was caused mainly by lower life sales and lower interest rates. Aegon is taking actions to improve the market consistent value of new business by redesigning a number of existing products and introducing new products.

Revenue-generating investments

Revenue-generating investments were up 7% from the first quarter of 2016 to USD 8 billion, mainly driven by favorable market movements and growth of the HNW businesses as well as by sales growth from Strategic partnerships.

Asia
USD millions	Notes	Q2 2016	Q1 2016%		Q2 2015%		YTD 2016	YTD 2015%

Underlying earnings before tax by line of business
High net worth businesses		10	13	(21)	11	(4)	24	14	73
Aegon Direct & Affinity Marketing Services		2	(1)	-	(1)	-	-	1	(90)
Stategic partnerships		(11)	(11)	4	(8)	(40)	(22)	(15)	(43)
Underlying earnings before tax		1	1	115	2	(49)	2	(1)	-

Fair value items		(8)	3	-	(3)	(187)	(5)	4	-
Realized gains / (losses) on investments		1	4	(64)	1	185	6	5	7
Net impairments		-	(1)	84	-	37	(1)	-	-
Income before tax		(6)	7	-	-	-	1	8	(91)

Income tax		(6)	(5)	(11)	(6)	7	(11)	(10)	(7)
Net income / (loss)		(12)	2	-	(7)	(76)	(10)	(2)	-

Net underlying earnings		(4)	(4)	(2)	(5)	10	(9)	(10)	18

Commissions and expenses		63	65	(3)	66	(4)	128	140	(8)
of which operating expenses		40	43	(6)	38	4	83	76	8

New life sales	10
Life single premiums		233	253	(8)	347	(33)	486	942	(48)
Life recurring premiums annualized		12	16	(25)	9	32	28	23	21
Total recurring plus 1/10 single		35	41	(15)	44	(20)	76	117	(35)

High net worth businesses		24	21	14	35	(31)	45	95	(52)
Stategic partnerships		11	20	(44)	9	28	31	22	41
Total recurring plus 1/10 single		35	41	(15)	44	(20)	76	117	(35)

New premium production accident and health insurance		4	6	(26)	7	(40)	11	16	(32)

Gross deposits (on and off balance) by region	10
China		-	3	(100)	-	(90)	3	4	(23)
Japan		106	77	38	99	7	183	323	(43)
Total gross deposits		106	80	33	99	7	186	327	(43)

Net deposits (on and off balance) by region	10
China		(1)	3	-	-	(138)	2	3	(41)
Japan		91	63	46	79	15	153	290	(47)
Total net deposits / (outflows)		90	65	39	79	14	155	293	(47)

Revenue-generating investments
		Jun. 30, 2016	Mar. 31, 2016%		Dec. 31, 2015%
Revenue-generating investments (total)		8,366	7,784	7	7,307	14
Investments general account		5,440	5,098	7	4,790	14
Off balance sheet investments third parties		2,926	2,686	9	2,517	16

Asset management

●	Underlying earnings before tax decline to EUR 37 million due to the normalization of performance fees
●	Net income amounts to EUR 24 million
●	Other third-party net inflows of EUR 1.0 billion driven by Americas and NL
●	Assets under management amount to EUR 343 billion, mainly due to outflows in the general account

Execution of strategy

Since its launch in 2009, Aegon Asset Management has developed into a successful asset manager and an important part of the group. Aegon aims to continue the strong growth in asset management by leveraging its capabilities, developing and distributing global and regional products, deepening its presence in existing markets, and furthering its geographical expansion.

The second quarter saw two examples in particular that demonstrate the successful execution of this strategy. First was Kames’ Global Sustainable Equity Fund, which received an A+ rating – the highest possible rating – in the most recent United Nations Principles for Reponsible Investment Survey. This underlines its market-leading ethical research and corporate governance capabilities, and the fund’s enlarged product offer is also meeting customer demand for global equities. Second, La Banque Postale Asset Management (LBPAM) successfully launched retail asset allocation funds in France that included advice from Aegon Asset Management, underlining the close cooperation between the two companies.

Underlying earnings before tax

Underlying earnings from Aegon Asset Management in the second quarter of 2016 amounted to EUR 37 million, mainly resulting from lower performance fees from AIFMC and unfavorable currency movements.

●	Earnings in the Americas were stable at EUR 15 million, as higher transactional fee income was offset by a reduction in management fee income.
●	Earnings in the United Kingdom remained level at EUR 8 million. Higher management fees as a result of net inflows were offset by an increase in employee expenses, lower fee income from the outflow of assets due to the divestment of the majority of the annuity book and adverse currency movements.
●	Earnings in the Netherlands amounted to EUR 2 million, as higher management fee income was offset by an increase in expenses.
●	Earnings in the Rest of the World improved to nil.
●	Earnings from Strategic partnerships decreased to EUR 12 million, as lower performance fee income at AIFMC compared with the exceptionally high level achieved in the second quarter of 2015 and adverse currency movements were only partly offset by lower expenses.

Revenues

Total revenues decreased by 7% to EUR 148 million. Management fees decreased by 1% to EUR 126 million due to adverse currency movements. Performance fees were down from last year’s exceptional level of EUR 13 million to EUR 4 million, mainly as a result of AIFMC. Other income decreased by EUR 1 million to EUR 19 million due to lower dividend income from AIFMC funds held on its own account. Annualized fees as a percentage of average assets under management remained level at 15 basis points.

Operating expenses

Operating expenses decreased by 2% compared with Q2 2015 to EUR 110 million. Elevated employee expenses were more than offset by favorable currency movements. Excluding currency movements, expenses were slightly up compared with the second quarter of 2015 due to increased headcount in support of Aegon Asset Management’s growth strategy. The cost/income ratio increased to 74%, primarily as a result of lower net income due to lower performance fees at AIFMC. Annualized operating expenses as a percentage of average assets under management remained stable at 13 basis points.

Sales

Gross inflows in other third-party increased by 68% to EUR 10.5 billion. This was mainly the result of higher gross flows in AIFMC, which were mainly driven by higher recognized gross inflow, higher gross inflows in the Americas and the acquisition of La Banque Postale Asset Management, partly offset by lower gross inflows in the Netherlands. Third-party net outflows amounted to EUR 0.2 billion. This included EUR 1.2 billion of outflows from affiliates and EUR 1.0 billion of net inflows from other third parties.

Net outflows in affiliates were mainly driven by the Americas and the United Kingdom. In the third quarter, the affiliate line will be impacted by USD 11 billion (EUR 10 billion) net outflow resulting from a contract loss in the United States. This will have a negative impact on revenues of approximately EUR 2 million per quarter.

Other third-party net flows in the Americas more than doubled to EUR 0.7 billion driven by higher sales. In the Netherlands, other third-party net flows increased to EUR 0.5 billion, as a result of continious strong inflows into the Dutch Mortgage Fund. Net inflows in Strategic partnerships were up to EUR 0.2 billion, driven by higher net inflows from AIFMC. These inflows were partly offset by net outflows in the United Kingdom, as a result of higher redemptions from its range of wholesale funds ahead of and following the Brexit vote. Notwithstanding these outflows, Kames Property Income Fund was one of the few property funds to remain open post the referendum due to its strong liquidity and is currently experiencing inflows.

Assets under management

Assets under management decreased by EUR 1 billion to EUR 343 billion compared with last quarter. Favorable market and currency movements were more than offset by outflows in the general account, primarily resulting from the divestment of the majority of the annuity book in the United Kingdom.

Performance

Longer term performance continues to be largely above benchmarks while short term performance was negatively impacted by market volatility, which was mainly the result of the Brexit vote.

Return on capital

The return on average capital invested in Aegon Asset Management in the second quarter of 2016, excluding revaluation reserves and defined benefit plan remeasurements, remained strong but decreased to 21.1%. This decrease was mainly driven by the normalization of performance fees. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Asset Management
EUR millions	Notes	Q2 2016	Q1 2016%		Q2 2015%		YTD 2016	YTD 2015%

Underlying earnings before tax by region
Americas		15	17	(15)	15	(3)	32	32	(2)
The Netherlands		2	2	11	3	(31)	4	6	(30)
United Kingdom		8	9	(12)	8	5	17	16	5
Rest of World		-	(2)	85	(1)	80	(2)	(2)	(12)
Strategic partnerships		12	18	(32)	23	(45)	31	39	(22)
Underlying earnings before tax		37	45	(18)	47	(22)	82	92	(11)

Realized gains / (losses) on investments		1	-	-	1	(15)	1	2	(56)

Income before tax		38	45	(15)	48	(22)	82	94	(13)
Income tax		(14)	(13)	(8)	(14)	4	(26)	(28)	7
Net income / (loss)		24	32	(24)	34	(29)	56	66	(15)

Net underlying earnings		24	32	(27)	34	(30)	56	65	(14)

Revenues
Management fees		126	127	(1)	127	(1)	253	240	5
Performance fees		4	16	(76)	13	(70)	20	27	(26)
Other		19	16	16	20	(7)	35	34	3
Total income *		148	159	(7)	160	(7)	307	301	2

General account		40	43	(8)	43	(8)	83	84	(1)
Third-party		108	116	(6)	117	(7)	224	217	3
Of which affiliates		29	29	-	32	(10)	58	63	(9)
Of which other third-party		80	87	(8)	85	(6)	166	153	8
Total income *		148	159	(7)	160	(7)	307	301	2

Operating Expenses		110	114	(4)	113	(2)	224	208	8

Cost / income ratio		74.3%	71.9%	3	70.3%	6	73.1%	69.2%	6

Gross flows other third-party
Americas		1,093	803	36	640	71	1,896	1,067	78
The Netherlands		682	1,757	(61)	577	18	2,439	1,326	84
United Kingdom		1,341	1,556	(14)	1,798	(25)	2,897	3,700	(22)
Rest of World **		(289)	(77)	-	97	-	(366)	54	-
Strategic partnerships		7,680	9,052	(15)	3,144	144	16,733	5,256	-
Gross flows other third-party		10,506	13,092	(20)	6,256	68	23,598	11,403	107

Net flows other third-party
Americas		681	(439)	-	203	-	242	(89)	-
The Netherlands		481	1,631	(70)	361	33	2,112	927	128
United Kingdom		(373)	358	-	845	-	(15)	1,771	-
Rest of World **		44	(107)	-	44	1	(62)	17	-
Strategic partnerships		212	797	(73)	(465)	-	1,009	443	128
Net flows other third-party		1,046	2,240	(53)	988	6	3,286	3,069	7
* Net fees and commissions ** Rest of world include intragoup eliminations from internal sub-advised agreements.
Assets under management
		Jun. 30, 2016	Mar. 31, 2016%		Dec. 31, 2015%
Americas		133,335	125,593	6	126,330	6
The Netherlands		90,066	86,449	4	82,241	10
United Kingdom		60,280	72,949	(17)	76,982	(22)
Rest of World		2,271	2,311	(2)	2,202	3
Strategic partnerships		57,512	56,801	1	57,782	-
Total assets under management		343,464	344,103	-	345,537	(1)
General Account *		131,668	135,284	(3)	132,218	-
Third-party		211,797	208,818	1	213,320	(1)
Of which affiliates		82,188	82,661	(1)	85,990	(4)
Of which other third-party **		129,609	126,157	3	127,329	2

* Please note that the numbers provided in this line are also included in other primary segments.

**Includes pooled fund sales that are recognized on the balance sheet of Aegon UK.

 These assets are eliminated in our consolidated revenue generating investments.

Market consistent value of new business
				MCVNB				MCVNB
EUR millions, after tax		Q2 2016	Q1 2016%		Q2 2015%		YTD 2016	YTD 2015%

Americas		62	81	(24)	92	(33)	142	154	(8)
Europe		39	56	(31)	84	(54)	95	148	(36)
Asia		(1)	(4)	81	7	-	(5)	20	-
Total		100	133	(25)	183	(45)	232	323	(28)

Modeled new business: APE
		Premium business APE					Premium business APE
EUR millions	Notes	Q2 2016	Q1 2016%		Q2 2015%		YTD 2016	YTD 2015%
Americas	7	320	386	(17)	367	(13)	706	793	(11)
Europe		287	385	(26)	361	(21)	672	785	(14)
Asia		35	43	(19)	48	(27)	78	120	(35)
Total		642	814	(21)	776	(17)	1,456	1,698	(14)

Modeled new business: Deposits
		Deposit business Deposits					Deposit business Deposits
EUR millions	Notes	Q2 2016	Q1 2016%		Q2 2015%		YTD 2016	YTD 2015%
Americas	7	4,462	6,050	(26)	8,313	(46)	10,512	14,391	(27)
Europe		69	69	1	96	(28)	138	193	(28)
Asia		94	73	30	91	4	167	293	(43)
Total		4,625	6,191	(25)	8,500	(46)	10,817	14,877	(27)

MCVNB/PVNBP summary
		Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q2 2016%			%
Americas	8	63	1,474	4.3	19.6
Europe		39	2,817	1.4	13.5
Asia		(2)	280	(0.7)	(5.3)
Total		100	4,571	2.2	15.5

		Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q2 2016%			%
Americas	8	(1)	6,256	-	-
Europe		-	157	-	0.2
Asia		1	94	1.1	1.1
Total		-	6,507	-	-

Currencies

Income statement items: average rate 1 EUR = USD 1.1160 (2015: USD 1.1162).

Income statement items: average rate 1 EUR = GBP 0.7784 (2015: GBP 0.7322).

Balance sheet items: closing rate 1 EUR = USD 1.1110 (2015: USD 1.1142; year-end 2015: USD 1.0863).

Balance sheet items: closing rate 1 EUR = GBP 0.8311 (2015: GBP 0.7085; year-end 2015: GBP 0.7370).

Operational highlights – first half year of 2016

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first half of 2016 declined by 4% compared with the first half of 2015 to EUR 897 million. This was the result of the recurring earnings impact of the actuarial assumption changes and model updates implemented in the third quarter of 2015, lower variable annuity margins, lower asset management performance fees and adverse claims experience.

Underlying earnings from the Americas declined to EUR 554 million. This was caused by adverse claims experience, the recurring impact of the actuarial assumption changes and model updates implemented in the third quarter of 2015, and lower earnings from Variable Annuities. Earnings from Variable Annuities declined as a result of the reduction of closed block variable annuity balances and declining margins due to lower interest rates.

In Europe, underlying earnings increased by 17% to EUR 330 million. This increase was driven by lower amortization of deferred policy acquisition costs (DPAC) in the United Kingdom following the write down of deferred policy acquisition costs related to upgrading customers to the retirement platform in the fourth quarter of 2015, and the normalization of surrenders in Poland.

The result from Aegon’s operations in Asia increased to EUR 1 million, driven by growth of the business and improved mortality results.

Underlying earnings from Aegon Asset Management declined to EUR 82 million, mainly due to lower performance fees and higher expenses.

Total holding costs were down 17% to EUR 69 million. This was primarily the result of lower funding costs after the redemption of a senior bond in December 2015.

Net income

The net loss amounted to EUR 242 million, primarily caused by the book loss on the annuity book divestment in the United Kingdom and a higher loss from fair value items.

Fair value items

The loss from fair value items increased to EUR 736 million. This was mainly driven by underperformance of alternative investments and the accounting mismatch on the macro equity hedge program in the United States, and interest rate hedges in the Netherlands based on the Solvency II yield curve being ineffective on an IFRS basis.

Realized gains on investments

Realized gains on investments increased to EUR 283 million and were primarily the result of a rebalancing of the remaining investment portfolio in the United Kingdom and asset-liability management adjustments in the Netherlands.

Impairment charges

Impairments remained low at EUR 59 million and were mainly related to investments in the energy industry in the United States.

Other charges

Other charges amounted to EUR 642 million, the main driver for which was the book loss on the annuity book divestment in the United Kingdom. This was only partly offset by the book gain of EUR 52 million on the divestment of certain assets of Transamerica Financial Advisors.

Run-off businesses

The result from run-off businesses increased to EUR 47 million, driven by favorable mortality claims.

Income tax

Income tax amounted to EUR 32 million in the first half of 2016, mainly the result of the loss on the divestment of the annuity book in the United Kingdom being taxed at a lower rate than the profit contribution from the other business units. The effective tax rate on underlying earnings was 26%.

Return on equity

Return on equity increased to 7.1% in the first half of 2016, driven by higher net underlying earnings and lower shareholders’ equity as a result of the write down of deferred policy acquisition costs in the United Kingdom related to upgrading customers to the retirement platform in the fourth quarter of 2015.

Operating expenses

In the first half year of 2016, operating expenses increased 3% to EUR 1.9 billion, as expense savings programs in the United States were more than offset by higher expenses in the Netherlands, Asia and Asset Management and the impact of the Mercer and La Banque Postale acquisitions.

Sales

Gross deposits were up 39% to EUR 53.0 billion. Retirement Plans deposits increased mainly due to the Mercer acquisition, while Asset Management benefited from higher recognized gross deposits in Aegon’s Chinese asset management joint venture AIFMC and the inclusion of deposits from the minority stake in La Banque Postale Asset Management. Net deposits, excluding run-off businesses, were down to EUR 9.1 billion, due to higher contract discontinuances from the Mercer block and lower inflows in variable annuities.

New life sales declined 11% to EUR 510 million, mainly driven by Aegon’s adherence to its strict pricing policy in the current low interest rate environment.

New premium production for accident & health and general insurance was down to EUR 511 million, as a lower contribution from portfolio acquisitions and the impact of product exits in the United States more than offset higher general insurance sales in Spain and Hungary.

Market consistent value of new business

The market consistent value of new business declined to EUR 232 million, mainly due to the negative impact of lower interest rates on both sales and margins in Asia and the United States, and the exclusion of the value of new business generated by Aegon Bank in the Netherlands as of 2016.

Revenue-generating investments

Revenue-generating investments were up 1% during the first half of 2016 to EUR 717 billion as net inflows and favorable market movements more than offset the annuity book divestment in the United Kingdom.

Capital management

Shareholders’ equity declined by EUR 0.7 billion compared with the end of 2015 to EUR 22.0 billion on June 30, 2016. Revaluation reserves increased by EUR 1.4 billion to EUR 7.9 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, declined to EUR 16.4 billion – or EUR 7.91 per common share – at the end of the first half of 2016. This was caused by the loss incurred, the payment of the final dividend of 2015 and the EUR 400 million share buyback.

The gross leverage ratio increased to 29.6% in the first half of 2016, primarily due to the book loss on the divestment of the annuity book, the cost of the share buyback and the payment of the final 2015 dividend. Holding excess capital declined to EUR 1.1 billion as dividends received from the Americas, Asset Management, Spain and Central & Eastern Europe were more than offset by the impact of the share buyback, the final 2015 dividend, interest payments and holding operating expenses.

Aegon’s Solvency II ratio slightly declined to an estimated 158% in the first half of 2016. Negative market impacts, mainly from lower interest rates, the share buyback and final 2015 dividend were offset by management actions in the Netherlands and the annuity reinsurance transactions in the United Kingdom. The RBC ratio in the United States declined to ~450%, driven by dividends paid to the holding and the negative impact of market movements, which more than offset earnings generated. In the Netherlands, the Solvency II ratio increased to 154%, as the positive impact of a more thorough application of the volatility adjuster and tightening of sovereign spreads more than offset the adverse impact of lower interest rates. In the United Kingdom, the Solvency II ratio increased to 145%, as the benefit of the reinsurance transactions and additional interest rate hedging more than offset lower interest rates.

Capital generation

Capital generation of the operating units, amounted to EUR 0.3 billion in the first half of 2016. Market impacts amounted to EUR (0.9) billion, mainly due to lower interest rates in the United States and the Netherlands, and widening credit spreads. One-time items amounted to EUR 0.6 billion, which were mainly the result of management actions in the Netherlands and the United Kingdom. In the Netherlands, these primarily consisted of a more thorough application of the volatility adjuster, while the United Kingdom benefited from additional interest rate hedges. Excluding market impacts and one-time items, capital generation amounted to EUR 0.6 billion in the first half of 2016.

Additional information

The Hague – August 11, 2016

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q2 2016 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 212 444 0896

United Kingdom: +44(0)20 3427 0503

The Netherlands: +31(0)20 716 8257

Passcode: 537240

Two hours after the conference call, a replay will be available on aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non- IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
3)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

4)

Return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the revaluation reserve and the reserves related to defined benefit plans.

5)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.
7)	APE = recurring premium + 1/10 single premium.
8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.
9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q2 2016	YTD 2016

Employee expenses	559	1,155
Administrative expenses	320	631
Operating expenses for IFRS reporting	879	1,786
Operating expenses related to jv’s and associates	(47)	(100)
Operating expenses in earnings release	926	1,886

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
11)	Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.
a)

The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the life insurance companies in the US is calculated as two and a half times (250%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

b)	The results in this release are unaudited.
c)	The numbers in this press release to all periods reported, where applicable, have been adjusted for the impacts of Aegon’s voluntary changes in accounting policies implemented effective January 1, 2016. Please refer to note 2.1 to the Q2 2016 Condensed Consolidated Interim Financial Statements for more details about Aegon’s voluntary changes in accounting policies.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business. In addition, return on equity is a ratio using a non-IFRS measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¡	Consequences of a potential (partial) break-up of the euro;
¡	Consequences of the anticipated exit of the United Kingdom from the European Union;
¡	The frequency and severity of insured loss events;
¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
¡	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
¡	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
¡	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
¡	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¡	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¡	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¡	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
¡	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results. The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other expense saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.